EXHIBIT K

               NY -- Standard & Poor's CreditWire 5/7/96 -- Standard & Poor's today has affirmed its single - 'A' - minus senior secured debt rating on Cincinnati Gas & Electric Co. (CG&E), PSI Energy Inc. (PSI), and Union Light, Heat and Power Co. (ULH&P), and its triple - 'B' - plus senior secured rating on both Jersey Central Power and Light Co. (JCP&L), and Metropolitan Edison Co. (Met-
          Ed), and its single - 'A' - minus senior secured debt rating on Pennsylvania Electric Co. (Penelec), following the announcement by parents' Cinergy Corp. and General Public Utilities Co. (GPU) that they will acquire the British regional electric distribution company (REC), Midlands Electricity PLC, for $2.6 billion. Midlands' board of directors has agreed to the offer. As of December 31, 1995, Cinergy and GPU each had about $2.9 billion of consolidated debt outstanding

               The rating outlooks for CG&E, PSI, ULH&P, JCP&L, and Penelec are stable. The outlook for Met-Ed is positive.

               To execute the acquisition, Cinergy and GPU have formed a 50%/50% joint venture company, Avon Energy Partners PLC, with entities created under their unregulated subsidiaries, Cinergy Investments Inc. and Energy Initiatives Inc. About $1.6 billion will be borrowed by Avon Energy Partners, without legal recourse to any of the domestic entities. The remaining $1 billion, or $500 million each, will be borrowed by domestic units of Cinergy and GPU to fund their equity investment in Midlands.



               Midlands is one of 12 RECs in the U.K. Headquartered in Halesowan (about 100 miles north of London), it serves 2.2 million customers in west-central England, an area with about 5 million people. Overall, it appears that Midlands is a relatively low-risk investment with solid earnings, sales growth potential, and a stable regulatory environment. Funding the acquisition with largely nonrecourse debt helps shield the debt ratings of the operating units of Cinergy and GPU. However, the borrowing costs associated with short-term financing of the equity portion will lower consolidated coverage ratios over the near term for both utilities. GPU is expected to issue equity within nine to 15 months following the acquisition to pay down between 35% and 40% of the recourse transaction-related debt, and to continue to reduce the remaining recourse debt with either further equity offerings or free cash flow. Cinergy is expected to more gradually pay down its domestic borrowing with free cash flow.

               Although Cinergy and GPU have the debt capacity to finance this acquisition without significant credit impact, this potentially large acquisition may restrain both utilities' domestic financing flexibility and divert management attention. This offer is subject to final approval by divert management attention. This offer is subject to final approval by British regulators and Midlands shareholders. Standard & Poor's assessment of British regulators and Midlands shareholders. Standard & Poor's assessment of this proposed acquisition will be reviewed as details and events unfold.

               This acquisition limits the potential for higher ratings of both Cinergy and GPU and could eventually result in lower ratings if future expansion goals are not pursued in a conservative fashion, Standard & Poor's said.























          04 July 97 UK: UTILITY COS PLACED ON S&PWATCH: AFTER WINDFALL TAX ANNCMNT. LONDON - (BUSINESS WIRE) - Standard & Poor's CreditWire 7/4/97 - Standard & Poor's today has placed the ratings of the following utilities on CreditWatch with negative implications following the announcement of the formula for the windfall tax under the labour government's first budget:

          - Anglian Water PLC (double-'A'-minus/stable/-_ and Anglia Water Services Ltd. (double-'A'/stable/-);

          -    Hyder  PLC  (single-'A'-plus/stable),  Dwr   Cymru  (double-
               'A'minus/stable/'A-1' plus), and South Wales Electricity PLC (double-'A'-minus/stable/'A-1'-plus);

          -    Northurnbrian Water Group PLC (single-'A'-plus/stable);

          - Thames Water PLC (double-'A'/stable), Thames Water Util-ities Ltd. (double-'A'-plus/stable/0), Thames Water Finance B.V. (double-'A'/stable/) and Thames Water Utilities Finance PLC (double-'A'-plus/stable/-);

          - Yorkshire Water PLC (double-'A'-minus/stable'A-1'-plus) and Yorkshire Water Services Ltd. (double-'A'/stable/-);

          -    United Utilities PLC (-/'A-1'-plus).

          The 'A-1' short-term ratings of Hyder plc, Northumbrian Water Group plc, and the 'A-1'-plus short-term ratings of Thames Water plc are unchanged.

          The announcement of the formula for the windfall tax removes an element of uncertainty from the utility sector. However, the relative size of the imposition on the water and electricity distribution sector is greater than anticipated.

          While the imposition of the windfall tax will lead to weaker financial profiles on all utilities affected, the precise impact on each utility will depend on how the tax is financed. This could involve a combination of new debt, equity infusions, lower dividends, use of reserves, and further capital and operating expenditure reductions. Standard & Poor's will be reviewing the revised financial outlook in light of all other rating factors, and intends to resolve the CreditWatch action as soon as possible. Standard & Poor's believes that should some of the ratings be lowered, it would be unlikely to be by more than one rating notch.

          The ratings of Yorkshire Electricity Group plc (double-'A'/'A-1'-
          plus), London Electricity plc (double-'A'-plus/'A-1'-plus), British Gas plc (double-'A'-minus/'A-1'-plus), and The Energy Group plc (-/-/'A-1') remain on CreditWatch with negative implications (British Gas double-'A'-minus/developing) where they were placed as a result of other events. The effect of the windfall tax will be assessed as part of the same review. British Telecommunications plc (triple-'A'/'A-1'-plus) remains on



          CreditWatch with negative implications, where it was placed following the announcement of the merger with MCI. Standard & Poor's, however, had already made a public indication that the rating would be downgraded to double-'A' upon completion of the merger. The impact of the windfall tax does not affect that indication.

          Some credit ratings have remained unchanged because of their relative strength within the rating category. With respect to the windfall tax, the ratings of the following utilities are unchanged: Midlands Electricity plc (-/'A-2'); National Grid Co. plc (double-'A'-plus/stable/'A-1'-plus); PowerGen plc (-/'A-1'); National Power plc (single-'A'/negative/'A-1'); Railtrack plc (single-'A'-plus/stable/-); BAA plc (double-'A'-minus/stable/'A-1'-plus); East Midlands Electricity plc (single-'A'-minus/ stable/'A-2'); Northern Electric plc (triple-'B'-plus/stable/'A-2'); Scottish Hydro-Electric plc (single-'A'-plus/stable/'A-1'); Scottish Power plc (single-'A'-plus/stable/'A-1'); Seeboard plc (single-'A'-minus/stable/'A-2'); Southern Electric plc (double- 'A'/ negative/'A-1'-plus); Norweb plc (/'A-1'-plus); North West Water Ltd. (-/'A-1'-plus); South Western Electricity plc (single- 'A'/stable/A-1); Standard & Poor's said.





































          MOODY'S   REVIEWS   RATINGS   OF  THREE   CINERGY   CORPORATION'S
          SUBSIDIARIES (SR. SEC. AT A3) AND ONE GENERAL PUBLIC UTILITIES CORPORATION'S SUBSIDIARY (SR. SEC. AT A3) FOR POSSIBLE DOWNGRADE

          Approximately $3.6 Billion of Debt Securities Affected

          New York, <Rating Date Pending> -- Moody's Investors Service initiated a review for possible downgrade of the credit ratings of Pennsylvania Electric Company, a subsidiary of General Public Utilities Corporation, and of the three operating subsidiaries of CINERGY Corporation--Cincinnati Gas and Electric Company, PSI Energy, Inc., and Union Light, Heat and Power Company.

               The review was prompted by CINERGY's and GPU's announcement that they plan to jointly acquire Midlands Electricity plc, a British regional electric company, for $2.6 billion. However, Moody's confirmed the credit ratings of two GPU subsidiaries:
          Jersey Central  Power and  Light Company and  Metropolitan Edison
          Company.

               Ratings under review for downgrade are:

               Cincinnati Gas & Electric Company--first mortgage bonds and secured pollution control bonds rated A3; secured shelf-
          registration for senior secured debt rated (P)A3; senior unsecured debt rated Baa1; shelf registration for senior unsecured debt rated (P)Baa1; junior subordinated debt rated
          Baa2;  shelf  registration  for junior  subordinated  debt  rated
          (P)Baa2; preferred stock rated "baa1" shelf registration for preferred stock rated (P)"baa1" and the company's counterparty rating of Baa1.

               Union Light Heat & Power Company--first mortgage bonds rated A3; shelf registration for first mortgage bonds rated (P)A3; senior unsecured debt rated Baa1; and shelf registration for senior unsecured debt rated (P)Baa1.

               PSI Energy, Inc.--first mortgage bonds, secured pollution control bonds and secured medium term notes rated A3; unsecured pollution control bonds rated Baa1; preferred stock rated "baa1", shelf registration for preferred stock rated (P)"baa1"; and the company's counterparty rating of Baa1.

               Pennsylvania Electric Company--first mortgage bonds, secured pollution control revenue bonds, and secured medium term notes rated A3; shelf registration of senior secured debt rated (P)A3; counterparty rating rated Baa1; preferred stock rated "baa1"; and shelf registration of monthly income preferred shares rated
          (P)"baa1".

               The Prime-2 short-term ratings for the commercial paper programs of Cincinnati Gas and Electric Company, PSI Energy, Inc., and Pennsylvania Electric Company are not on review and remain unchanged.



               Ratings confirmed are:

               Jersey Central Power and Light Company's first mortgage bonds, secured pollution control revenue bonds and secured medium term notes rated Baa1; counterparty rating rated Baa2; preferred stock rated "baa2"; shelf registration of preferred stock rated
          (P)"baa2"; and the company's Prime-2 short-term debt rating for commercial paper.

               Metropolitan Edison Company's first mortgage bonds, secured pollution control revenue bonds and secured medium term notes rated Baa1; counterparty rating rated Baa2; preferred stock rated "baa2"; shelf registration of preferred stock rated (P)"baa2"; and the company's Prime-2 short-term debt rating for commercial paper.

               The rating review will consider the likelihood that the merger transaction will be completed and will assess the operating strategies of the combined companies and the anticipated benefits of the transaction. It will also focus on the transaction's likely financial impact on CINERGY and GPU, and the credit implications for Cincinnati Gas and Electric, PSI Energy, Union Light, Heat and Power, and Pennsylvania Electric.

               CINERGY's, GPU's and Midlands' boards of directors have already approved a merger agreement. However, other parties are free to put forward competing proposals for Midlands over the next 90 days. The CINERGY and GPU offer will become unconditional upon holders of 90% of the shares of Midlands upon satisfaction of other conditions. In addition, the proposal requires various regulatory approvals in the United Kingdom. If the CINERGY and GPU proposal prevails, the resulting capital structure for Midlands would be approximately 60% debt and 40% equity.

               Both CINERGY's and GPU's 50%  equity share in Midlands  will be funded through bank borrowings at each of these holding companies. GPU has indicated that it plans to issue 5 to 7 million common shares over the next 15 months. By contrast, CINERGY has indicated that it currently does not plan to issue any common equity. In addition, Avon Energy Partners plc, a newly created company owned by CINERGY and GPU, will initially borrow on a non-recourse basis $1.6 billion under a bank facility.

               CINERGY   Corporation  is   a  registered   holding  company
          headquartered  in  Cincinnati, Ohio.    General  Public Utilities
          Corporation is a registered holding company headquartered in Parsippany, New Jersey.

          end







          MOODY'S CONFIRMS THE SECURITIES RATINGS OF PENNSYLVANIA ELECTRIC COMPANY (SR. SEC. AT A3)

          Approximately $502 Million of Securities Affected.

          New York, November 26, 1996--Moody's Investors Service confirmed the securities ratings of Pennsylvania Electric Company, an electric operating subsidiary of GPU, Inc. The rating confirmation concludes the rating review initiated on May 7, 1996. Moody's expects Pennsylvania Electric's prospective financial profile will remain stable, consistent with the current rating category. The recently proposed industry restructuring legislation was approved by both the Senate and the House, which bodes well for the state investor owned utilities in recovering stranded costs during the transition to full retail access.

               In addition, the rating action reflects the consummation of GPU, Inc.'s proposed acquisition of a 50% equity share in Midlands Electricity plc, a regional electric company in the United Kingdom. CINERGY Corporation owns the other 50% equity share. The acquisition is for $2.6 billion. In the second quarter of 1997, GPU will issue approximately five to seven million common shares publicly to refinance its portion ($500 million) of the initial bank debt utilized in purchasing Midlands. CINERGY also financed its portion ($500 million) with bank debt. The remaining $1.6 billion of bank debt is nonrecourse to GPU and CINERGY. Meanwhile, Midlands is already earnings accretive to both GPU and CINERGY.

               Ratings confirmed include Pennsylvania Electric Company's first mortgage bonds, secured pollution control revenue bonds and secured medium-term notes at A3; shelf registration of senior secured debt at (P)A3; counterparty rating at Baa1; preferred stock at "baa1"; shelf registration of monthly income preferred shares at (P)"baa1"; and short-term debt for commercial paper at Prime-2.

               Midlands Electricity plc's Prime-1 short-term debt rating for commercial paper remains under review for possible downgrade.

               The debt ratings of the three operating subsidiaries of CINERGY Corporation, which include Cincinnati Gas and Electric Company (A3 senior secured), Union Light Heat & Power Company (A3 senior secured) and PSI Energy, Inc. (A3 senior secured) remain on review for possible downgrade.

               GPU, Inc., a registered holding company, is headquartered in Parsippany, New Jersey. CINERGY Corporation, a registered holding company, is headquartered in Cincinnati, Ohio. Midlands Electricity plc is headquartered in Halesowen, Birmingham, United Kingdom.







          PRESS RELEASE
          Duff & Phelps Credit Rating Co.

          DCR Downgrades Penelec's Senior Secured, Unsecured and Preferred Stock Ratings

          (Chicago - May 13, 1996) - DCR has downgraded the ratings of the following debt and preferred securities of Pennsylvania Electric Company ("Penelec"):
                                             From:     To:

          First Mortgage Bonds/Secured
               Medium Term Notes             A         A-(Single-A-Minus)
          Collateralized PCRBs               A         A-(Single-A-Minus)
          Monthly Income
               Preferred Securities          A-        BBB+(Triple-B-Plus)
          Preferred Stock                    A-        BBB+(Triple-B-Plus)
          Commercial Paper                   D-1       D-1-(D-One-Minus)

          This action was taken as a result of the growing level of firm capacity payment obligations of Penelec from nonutility generators ("NUGs") and the associated impact of these capacity payments on the company's credit protection measures. Presently, Penelec's EBITDA coverage and debt ratio are weakened by the leveraging impact of these capacity payments by roughly 1.6 times and 11 percentage points, respectively. By the year 2000, the impact of presently forecast capacity payment obligations grows to 2.5 times and 18 percentage points, respectively.

          Penelec's credit outlook going forward will depend on the ability of management to continue to reduce operating costs and maintain its relatively favorable competitive position; the commitment of GPU management to financially support Penelec's credit profile; and the direction of deregulation and public policy in Pennsylvania. Representatives in the Pennsylvania legislature recently put forth bills that could potentially open up retail competition by 1998 or 1999, and a final report by the PaPUC addressing industry restructuring and retail wheeling is scheduled to be released shortly. The timeline and methodology for transitioning to a competitive marketplace-and in particular, the treatment of stranded cost recovery-will be a key determinant of Penelec's future credit outlook.

          Positively, Penelec's affiliates and parent, General Public Utilities Corporation ("GPU"), has made significant progress in buying out and/or renegotiating unbuilt NUG contracts. Penelec is in litigation to cancel two additional unbuilt NUGs. Penelec and GPU management have also been successful in reducing operating costs through the reduction of management layers and centralized operations and voluntary employee retirement and reduction plans. Despite the progress noted in this regard, the growing level of NUG obligations going forward, over which management has limited control, offset many of the financial benefits of past and anticipated cost reductions.




          DCR's revised ratings incorporate DCR's recognition of management's commitment to credit quality, Penelec's stable service territory and adequate power supply. Construction expenditures are manageable and are expected to be largely funded with a growing level of internal cash. Unit costs of generation and retail rates are competitive within the region, and Penelec's strategy is to continue to reduce operating costs and defer general rate filings in order to improve its competitive position. Penelec's dependence on large scale industrial customers is modest.

          Importantly, DCR's rating action is not reflective of GPU's recent acquisition of Midlands Electricity plc, which GPU recently announced it had entered into a joint bid with Cinergy Corp. to acquire for $2.6 billion. Notwithstanding the increased level of debt service requirements of GPU associated with the acquisition, DCR does not anticipate it would impact the credit profiles of the operating subsidiaries.

          Penelec is a wholly owned subsidiary of General Public Utilities Corporation (GPU), a registered utility holding company based in Parsippany, New Jersey, and provides electric service to roughly 571,000 retail and wholesale customers in Pennsylvania. The company is affiliated with Metropolitan Edison and Jersey Central Power and Light, which are also wholly owned subsidiaries of GPU. Combined, JCP&L, MedEd and Penelec provide electric service to over 1.9 million customers in New Jersey and Pennsylvania.































          FIRST!    August 5, 1996


          DCR ASSIGNS RATING OF 'BBB+' TO GPU INC.'S $300 MILLION SHELF REGISTRATION OF UNSECURED DEBENTURES

          CHICAGO, August 2/PRNewswire/via Individual Inc.-Duff & Phelps Credit Rating Co. (DCR) has assigned a new rating of 'BBB+' (Triple-B-Plus) to GPU, Inc.'s (GPU) $300 million shelf registration of unsecured debentures. GPU has stated that the net proceeds from the eventual issuance(s) will be used to either finance or refinance acquisitions and investments made by the EI Group (now GPU International, GPU Electric and GPU Power) or to make cash capital contributions to its subsidiaries.

          GPU's rating largely reflects the operating performance and outlook of its key operating subsidiaries: Pennsylvania Electric, senior secured rated 'A-' (Single-A-Minus); Metropolitan Edison, 'A-' (Single-A-Minus); and Jersey Central Power & Light, 'BBB+' (Triple-B-Plus). However, GPU's 100 percent debt-financed joint acquisition with Cinergy of Midlands Electricity plc earlier this year contributed to a more highly leveraged capital structure at GPU. DCR's present rating is predicated on the expectation that GPU will issue equity within a short time period and continue to repay incremental debt associated with the acquisition sufficient to strengthen its capital structure to preacquisition levels.

          Presently, GPU's utility operating subsidiaries comprise the large majority of GPU's assets and operating income. JCP&L, which comprises roughly half of GPU's operating revenues, has a positive credit outlook, with its profile having improved over the last several years as a result of actions taken by management to strengthen its capital structure, reduce its strandable costs and underlying cost structure and improve its competitive position. JCP&L also recently signed an alternate ratemaking settlement with New Jersey Board of Public Utilities staff, which in DCR's view, better positions the company competitively going forward, and provides additional flexibility to deal with stranded assets.

          Penelec's and MetEd's financial outlooks are currently stable, and will depend in the future on the ability of management to continue to reduce operating costs, achieve success in canceling unbuilt NUG contracts, maintain their relative favorable competitive positions, and on the direction of public policy. Positively, a recent recommendation by the Pennsylvania Public Utilities Commission to introduce full retail generation competition into the state's electric industry represented a measured, rational approach to the implementation. The recommendation appears to increase the likelihood of stranded assets mitigation and majority recovery for both MetEd and Penelec. While much of the plan requires legislative enactment to become mandatory, it makes a significant inroad in determining the direction of industry restructuring in Pennsylvania.




          While the diversified group of companies and investments, formerly under the 'EI Group' umbrella, comprised a small proportion of operating revenues last year, DCR expects they will compromise a growing proportion going forward as GPU takes advantage of its U.K. platform from which to initiate foreign initiatives. Even so, DCR's rating is premised on the expectation that any significant, new near-term acquisitions would not be fully debt-financed, but financed with a balance of debt and equity in order to maintain credit quality at current levels.

          GPU, Inc. is a utility holding company that owns all of the outstanding stock of its three electric utility operating subsidiaries, which serve customers in New Jersey and
          Pennsylvania. GPU also owns all of the common stock of GPU International (formerly Energy Initiatives), GPU Electric (formerly EI Energy) and GPU Power (formerly EI Power) which develop, own and operate power and distribution facilities in the United States and abroad.




































